InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

May 13, 2009

Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549
Attn: Janice McGuirk

RE:	InnerLight Holdings, Inc.
File No. 333—152430 (Form S-1/A7)

Dear Ms. McGuirk:

The attached Amendment No. 7 to the above-referenced filing has been filed on EDGAR and a hard copy is submitted (in redline format) in response to your comments by letter dated May 6, 2009.  This Amendment reflects the audited financial statements and narrative information through the fiscal year ended December 31, 2008, and also provides shareholder information current to May 12, 2009.

With respect to the comments related to the Form S-1/A6, please note the following amendments to that Registration, keyed to the numerated comments of your letter and with reference to the appropriate pages of Amendment No. 7:

SEC Comment Letter May 6, 2009

1.	We inadvertently did not delete the paragraph which we edited. Therefore, redundant language remained in the filed copy. We deleted this paragraph leaving the corrected language.

We have attached a validly executed Exhibit 10.11.

We did attach as Exhibit 10.13, the Post Judgment Settlement Agreement between the predecessor and the Young’s. As stated, we did not enter into a new agreement with the Young’s. Exhibit 10.13 is the resultant document erroneously referred to as the “new consulting agreement with Dr. Young in November 2008.” Pursuant to the Settlement Agreement the original consulting agreement was ratified and continued.  No new terms added to the original consulting agreement. We have added additional language clarifying the material terms of the contract on page 16.

2.	We have added the percentage of DSAs currently in each of the categories listed under “Rank or Level” on page19.

3.
Mr. Brogan’s compensation from the Company and the predecessor company for the years 2006, 2007, and 2008 is set forth in the Executive Compensation section on page 30, as required by Item 402 of Regulation S-K. The entities controlled by Mr. Brogan received no compensation during the periods required to be reported, therefore no further disclosure is required.

4.	Current consents are included.

5.
The Consolidated Statement of Stockholders’ Equity was revised to separate transactions of the initial organization of the Company and the acquisition of the predecessor by the Company. See revision at F-4.

6.	The Consolidated Statement of Cash Flows has been revised to gross up the acquisition activity. Additional disclosures were made in the supplemental disclosures. See F-5.

7.
We have revised the disclosure of Item 15 on page 37. We disclosed the total number of shares of common stock and warrants initially issued to Kevin Brogan upon the organization of the Company. We had previously disclosed the net number of shares and warrants held by Mr. Brogan after the private transactions with Chilesha Holdings Ltd. and Gary Quigley.

We have made the revisions as noted in comment 7 that discloses the original number of shares and warrants issued to Mr. Brogan prior to his individual transactions with Chilesha Holdings Ltd. and Gary Quigley on page 37. The subsequent private sale of 2,250,000 shares and 468,000 warrants from Kevin Brogan to Chilesha Holdings on March 4, 2008 was exempt from the registration requirements of the Securities Act pursuant to the so-called "Section 4 1/2" exemption. Similarly, the sale of 2,250,000 shares and 468,000 warrants from Kevin Brogan to Gary Quigley on March 5, 2008 was exempt from the registration requirements of the Securities Act pursuant to the so-called "Section 4 1/2" exemption. In neither case did the resales represent a step in the distribution process.

8.	Exhibit 23.2, Consent of Counsel has been revised as requested deleting the words “which are already issued and outstanding”.

Thank you for your attention and assistance.

Warm regards,

Heber Maughan
Chief Financial Officer
801-655-0605 t
801-655-0621 f